UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),(C)
          AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                               (AMENDMENT NO. 1)*

                    ULTA SALON, COSMETICS & FRAGRANCE, INC.
                               (NAME OF ISSUER)

                          COMMON STOCK PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)

                                   90384S303
                                 (CUSIP NUMBER)

                               DECEMBER 31, 2008
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [    ] Rule 13d-1(b)
                              [    ] Rule 13d-1(c)
                              [  X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90384S303            13G                     PAGE 2 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Oak Investment Partners VII, Limited Partnership
            06-1477520

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      2,521,949 Shares of Common Stock


6.    SHARED VOTING POWER
      0 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      2,521,949 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      0 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,521,949 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.37%


12.   TYPE OF REPORTING PERSON
      PN

CUSIP NO. 90384S303            13G                     PAGE 3 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Oak Associates VII, LLC
            06-1490960

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      0 Shares of Common Stock


6.    SHARED VOTING POWER
      2,521,949 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      0 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      2,521,949 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,521,949 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.37%


12.   TYPE OF REPORTING PERSON
      OO-LLC

CUSIP NO. 90384S303            13G                     PAGE 4 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Oak VII Affiliates Fund, Limited Partnership
            06-6443681

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      78,688 Shares of Common Stock


6.    SHARED VOTING POWER
      0 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      78,688 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      0 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,688 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.14%


12.   TYPE OF REPORTING PERSON
      PN

CUSIP NO. 90384S303            13G                     PAGE 5 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Oak VII Affiliates, LLC
            06-1490961

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      0 Shares of Common Stock


6.    SHARED VOTING POWER
      78,688 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      0 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      78,688 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,688 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0.14%


12.   TYPE OF REPORTING PERSON
      OO-LLC

CUSIP NO. 90384S303            13G                     PAGE 6 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Oak Management Corporation
            06-0990851

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      0 Shares of Common Stock


6.    SHARED VOTING POWER
      2,600,637 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      0 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      2,600,637 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,637 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.50%


12.   TYPE OF REPORTING PERSON
      CO

CUSIP NO. 90384S303            13G                     PAGE 7 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Gerald R. Gallagher

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      255,523 Shares of Common Stock


6.    SHARED VOTING POWER
      2,600,637 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      255,523 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      2,600,637 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,856,160 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.95%


12.   TYPE OF REPORTING PERSON
      IN

CUSIP NO. 90384S303            13G                     PAGE 8 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Bandel L. Carano

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      28,768 Shares of Common Stock


6.    SHARED VOTING POWER
      2,600,637 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      28,768 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      2,600,637 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,405 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.55%


12.   TYPE OF REPORTING PERSON
      IN

CUSIP NO. 90384S303            13G                     PAGE 9 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Edward F. Glassmeyer

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      112,437 Shares of Common Stock


6.    SHARED VOTING POWER
      2,600,637 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      112,437 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      2,600,637 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,074 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.70%


12.   TYPE OF REPORTING PERSON
      IN

CUSIP NO. 90384S303            13G                     PAGE 10 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Fredric W. Harman

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      112,729 Shares of Common Stock


6.    SHARED VOTING POWER
      2,600,637 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      112,729 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      2,600,637 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,366 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.70%


12.   TYPE OF REPORTING PERSON
      IN

CUSIP NO. 90384S303            13G                     PAGE 11 OF 17 PAGES

1.    NAME OF REPORTING PERSONS
            Ann H. Lamont

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [ X ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


5.    SOLE VOTING POWER
      50,919 Shares of Common Stock


6.    SHARED VOTING POWER
      2,600,637 Shares of Common Stock


7.    SOLE DISPOSITIVE POWER
      50,919 Shares of Common Stock


8.    SHARED DISPOSITIVE POWER
      2,600,637 Shares of Common Stock


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,556 Shares of Common Stock


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
      []


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.59%


12.   TYPE OF REPORTING PERSON
      IN

Item 1.

(a)   Name of Issuer:
      Ulta Salon, Cosmetics & Fragrance, Inc.

(b)   Address of Issuer's principal executive offices:
      1000 Remington Blvd., Suite 120
      Bolingbrook, IL  60440

Item 2.

(a)   Names of persons filing:
      (1) Oak Investment Partners VII, Limited Partnership ("Oak Investment Partners VII")
      (2)  Oak VII Affiliates Fund, Limited Partnership ("Oak VII Affiliates")
      (3)  Oak Associates VII, LLC
      (4)  Oak VII Affiliates, LLC
      (5)  Oak Management Corporation ("Oak Management")
      (6)  Gerald R. Gallagher
      (7)  Bandel L. Carano
      (8)  Edward F. Glassmeyer
      (9)  Fredric W. Harman
      (10)  Ann H. Lamont

(b) Address or principal business office or, if none, residence: c/o Oak Management Corporation
      One Gorham Island
      Westport, Connecticut 06880

(c)   Citizenship:
      Please refer to Item 4 on each cover sheet for each filing person.

(d)   Title of class of securities:
      Common Stock, $.01 par value per share

(e)   CUSIP No.:  90384S303

Item 3.If this is a statement filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
      (a)[ ]Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
      (b)[    ]Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c)[ ]Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
      (d)[ ]Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
      (e)[ ]An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
      (f)[    ]An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
      (g)[    ]A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);
      (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)[ ]A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)[    ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
               Not applicable

Item 4.Ownership
      The information in Items 1 and 5 through 11 on the cover pages (pp. 1-11) of this Schedule 13G is hereby incorporated by reference.

      This Amendment No. 1 to Schedule 13G filed on the date hereof reports the beneficial ownership of the Reporting Persons as of December 31, 2008 pursuant to Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended. On June 26, 2008, Oak Investment Partners VII distributed 1,222,442 shares of the Issuer's Common Stock to its limited and general partners. On September 23, 2008, Oak Investment Partners VII distributed 1,222,443 shares of the Issuer's Common Stock to its limited and general partners. On December 10, 2008, Oak Investment Partners VII distributed 1,222,443 shares of the Issuer's Common Stock to its limited and general partners. On June 26, 2008, Oak VII Affiliates distributed 76,754 shares of the Issuer's Common Stock to its limited and general partners. As a result of these distributions, no Reporting Person is a beneficial owner of more than five percent (5%) of the Issuer's Common Stock. The
      Reporting Persons are filing this Amendment No. 1 to Schedule 13G to report the beneficial ownership of the Reporting Persons as of December 31, 2008 after giving effect to the consummation of the distributions.

      The approximate percentages of Common Shares reported as beneficially owned by the Reporting Persons are based upon 57,671,142 Common Shares outstanding as of December 4, 2008, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 10, 2008, plus certain shares issuable upon exercise by the Reporting Persons of options to acquire Common Stock.

      Oak Associates VII, LLC is the general partner of Oak Investment Partners VII and Oak VII Affiliates, LLC is the general partner of Oak VII Affiliates. Oak Management is the manager of each of Oak Investment
      Partners VII and Oak VII Affiliates. Gerald R. Gallagher, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of both Oak Associates VII, LLC and Oak VII Affiliates, LLC, and, as such, may be deemed to possess shared beneficial ownership of the shares of common stock held by Oak Investment Partners VII and Oak VII Affiliates.

      Amounts shown as beneficially owned by each of Oak Investment Partners VII, Oak Associates VII, LLC, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include options to purchase 77,065 shares of Common Stock, which may be deemed to be held by Gerald R. Gallagher on behalf of Oak Investment Partners VII.

      Amounts shown as beneficially owned by each of Oak VII Affiliates Fund, Oak VII Affiliates, LLC, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include options to purchase 1,935 shares of Common Stock, which may be deemed to be held by Gerald R. Gallagher on behalf of Oak VII Affiliates.

      By making this filing, the reporting persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each reporting person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of common stock of the Issuer or securities convertible into or exercisable for common stock of the Issuer, other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Item 5.Ownership of Five Percent (5%) or Less of a Class  [X]


Item 6.Ownership of More than Five Percent (5%) on Behalf of Another Person Not applicable

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
      Not applicable

Item 8.Identification and Classification of Members of the Group.
      Not applicable

Item 9.Notice of Dissolution of Group.
      Not applicable

Item 10.Certifications.
      Not applicable

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.


Dated:  February 12, 2009

Entities:

Oak Investment Partners VII, Limited Partnership
Oak VII Affiliates Fund, Limited Partnership
Oak Associates VII, LLC
Oak VII Affiliates, LLC
Oak Management Corporation

                                 By: /s/ Edward F. Glassmeyer
                                        Edward F. Glassmeyer, as
                                        General Partner, Managing Member
                                        or Executive Officer (as appropriate),
					or as attorney-in-fact for the
				        above-listed entities


Individuals:

Gerald R. Gallagher
Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

                                 By: /s/ Edward F. Glassmeyer
                                        Edward F. Glassmeyer,
                                        individually, and as
                                        attorney-in-Fact for the other
                                        above-listed individuals

                               INDEX TO EXHIBITS

EXHIBIT A         Joint Filing Agreement

EXHIBIT B         Power of Attorney (previously filed)

                                   EXHIBIT A
JOINT FILING AGREEMENT

Each of the undersigned hereby agree to file jointly the statement on the Amendment No. 1 to Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as two or more persons with respect to the same securities (17 C.F.R. section 240.13d-1(k)).

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on the Amendment No. 1 to Schedule 13G, and may be attached to any amendments thereto, filed on behalf of each of the parties hereto with respect to this Issuer.

Dated: February 12, 2009

Entities:

Oak Investment Partners VII, Limited Partnership
Oak Associates VII, LLC
Oak VII Affiliates Fund, Limited Partnership
Oak VII Affiliates, LLC
Oak Management Corporation


                                 By: /s/ Edward F. Glassmeyer
                                        Edward F. Glassmeyer, as
                                        General Partner or Managing Member,
                                        or as attorney-in-fact for the
                                        above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

                                 By: /s/ Edward F. Glassmeyer
                                        Edward F. Glassmeyer,
                                        individually and as
                                        attorney-in-fact for the other
                                        above-listed individuals